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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


          Under the Securities Exchange Act of 1934 (Amendment No. __)*


                       INCARA PHARMACEUTICALS CORPORATION
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                                (Name of Issuer)


                                  Common Stock
                Series C Convertible Exchangeable Preferred Stock
                      Series B Convertible Preferred Stock
                                     Warrant
                                      Note
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                         (Title of Class of Securities)


                                    45324E106
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                                 (CUSIP Number)

                              Elan Corporation, plc
                                  Lincoln House
                                  Lincoln Place
                                    Dublin 2
                                     Ireland

                           Attention: General Counsel

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                                    Copy to:

                              Brock Silverstein LLC
                                800 Third Avenue
                                   21st Floor
                            New York, New York 10022
                            Attention: Kim Lefkowitz
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 22, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and


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for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
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CUSIP NO. 45324E106                                            PAGE 3 OF 8 PAGES
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  1    NAMES OF REPORTING PERSONS

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                   Elan Corporation, plc
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) [ ]

       (SEE INSTRUCTIONS)                                                (B) [ ]
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  3    SEC USE ONLY
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  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

                   [WC]
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  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       [ ]
       REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION

                   Ireland
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                        7    SOLE VOTING POWER

  NUMBER OF SHARES                 1,331,480
 BENEFICIALLY OWNED
  BY EACH REPORTING     8    SHARED VOTING POWER
     PERSON WITH
                                   0

                        9    SOLE DISPOSITIVE POWER

                                   1,331,480

                        10   SHARED DISPOSITIVE POWER

                                   0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,331,480 (assumes exercise of the Warrant to purchase up to 22,191 shares of Series B Preferred Stock and conversion of the Series B Preferred Stock into Common Stock)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE
      [ ] INSTRUCTIONS)
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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       15% (based on 8,365,849 shares of Common Stock of the Issuer outstanding as of January 26, 2001, as reported on the Issuer's Form Pre14A, as filed on January 29, 2001)
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14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO


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ITEM 1.     SECURITY AND ISSUER.

            (a) 825,000 shares of Common Stock, par value $0.001 per share (the "Common Stock");
            (b) 28,457 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock");
            (c) 12,105 shares of Series C Convertible Exchangeable Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock");
            (d) Convertible Promissory Note for up to $4,806,000 principal amount outstanding (the "Note"); and
            (e) Warrant to purchase up to 22,191 shares of Series B Preferred Stock (the "Warrant").

            Incara Pharmaceutical Corporation
            Post Office Box 14287
            3200 East Highway 54
            Cape Fear Building, Suite 300
            Research Triangle Park, North Carolina 27709

ITEM 2.     IDENTITY AND BACKGROUND.

            This Form 13-D is filed by Elan Corporation, plc, an Irish public limited company ("Elan"), located at Lincoln House, Lincoln Place, Dublin 2, Ireland, the parent company of (a) Elan International Services, Ltd., a Bermuda exempted limited liability Company ("EIS"), located at 102 St. James Ct., Flatts Smith Partsh, Bermuda FL 04 and (b) Elan Pharma International Limited, an Irish private limited liability company ("EPIL"), located at Wil House, Shannon Business Park, Shannon, Co. Clare, Ireland. During the last five years, none of the persons named above in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On January 22, 2001, effective as of December 21, 2001, pursuant to the terms of a letter agreement dated December 21, 2000 (the "Letter Agreement") among Elan, EIS and EPIL, on the one hand, and Incara Pharmaceuticals Corporation, a Delaware corporation (the "Issuer"), on the other hand, EIS acquired (a) 825,000 shares of Common Stock, (b) 28,457 shares of Series B Preferred Stock, (c) 12,015 shares of the Series C Preferred Stock and (d) the Warrant to purchase up to 22,191 shares of Series B Preferred Stock, for an aggregate consideration of U.S.$16,015,000. Additionally, the Issuer issued the Note to EPIL for up to an aggregate principal amount outstanding of $4,806,000, the outstanding principal amount of the Note and accrued and unpaid interest thereunder is convertible into shares of Series B Preferred Stock two years after this issue date; provided, however that the outstanding principal amount of the Note and accrued and unpaid interest thereunder is convertible at the option of the Issuer or EPIL at any time prior to the second anniversary of the issue date in the event of a merger, consolidation or acquisition of the Issuer. The Common Stock, the Series B Preferred Stock and the Series C Preferred Stock collectively are referred to as the "Shares". The Shares, the Warrant and the Note collectively are referred to as the "Securities". The Series C Preferred Stock bears an annual mandatory stock dividend of 7%, compounded annually. The Series

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C Preferred Stock is convertible into shares of the Issuer's Series B Preferred
Stock at the rate of $64.90 per share. Six years after its issuance, provided, that it shall not have been previously converted or exchanged, the Issuer will have the option to either redeem the Series C Preferred Stock for cash or for shares of Common Stock or Series B Preferred Stock having a then fair market value of the amount due. The redemption price will be the original issue price plus the compounded 7% annual stock dividend. The Series C Preferred Stock is not convertible prior to two years from the original date of issuance; provided, however that in the event of a merger, reorganization or sale of all or substantially all of the assets of the Issuer, the Series C Preferred Stock may automatically convert into Common Stock. The Series B Preferred Stock is convertible into shares of the Common Stock at a rate of 10 shares of Common Stock for each share of Series B Preferred Stock. In the event that any exercise or conversion of the Securities would result in Elan owning, directly or indirectly, in the aggregate more than 9.9% of the Common Stock on a fully converted basis, then all or a portion of the Common Stock into which the Series B Preferred Stock (both owned and issuable upon conversion of the Series C Preferred Stock) would convert shall automatically be converted into shares of Series B Preferred Stock.

The consideration for the Securities was provided by Elan's general corporate funds.

For so long as EIS and its affiliates are the beneficial owners of at least 5% of Common Stock on a fully diluted basis (or securities convertible, exchangeable or exercisable for or into the Common Stock or Series B Preferred Stock which, with such owned Common Stock and Series B Preferred Stock represents at least 5% ownership, assuming the exercise, conversion or exchange thereof by EIS and its affiliates but not of any other of the Issuer's securities), EIS shall be entitled to appoint one director to the Issuer's board of directors. The Issuer will take all necessary or appropriate steps to effect such appointment, such as by including the designated director by EIS as part of the management recommended slate of directors at any regular or special meeting of stockholders at which directors are to be elected.

ITEM 4.     PURPOSE OF TRANSACTION.

            Elan acquired the Securities for investment purposes.

            Except as set forth above, Elan does not have a plan or proposal which relates to or would result in:

            (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

            (b) An extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

            (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number of or term of Directors or to fill any existing vacancies on the Board;


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            (e) Any material change in the present capitalization or dividend policy of the Issuer;

            (f) Any other material change in the Issuer's business or corporate structure;

            (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) Causing the Common Stock to cease to be authorized to be traded on the Nasdaq National Stock Market.

            (i) To have the Common Stock terminated from registration under the Securities Act of 1933; or

            (j) Any action similar to any of those enumerated above.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

            (a) 15% of the percentage class or 1,331,480 shares of Common Stock (based on 8,365,849 shares of Common Stock of the Issuer outstanding as of January 26, 2001, as reported on the Issuer's Form Pre14A, as filed on January 29, 2001 and assuming conversion of the 28,457 shares of Series B Preferred Stock and exercise of the Warrant for 22,191 shares of Series B Preferred Stock).

            (b)   sole power to vote: 1,331,480
                  shares shared power to vote: -0-
                  sole power to dispose: 1,331,480
                  shared power to dispose: -0-

            (c)   None.

            (d)   None.

            (e)   Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not Applicable.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

            1. Securities Purchase Agreement, dated as of December 21, 2000, filed as exhibit 10.55 to the Issuer's Form 8-K as filed on January 29, 2001.


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                                   SIGNATURES


            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 7, 2001


                                          Elan Corporation, plc.


                                          By: /s/ Liam Daniel
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                                  EXHIBIT INDEX


            1. Securities Purchase Agreement, dated as of December 21, 2000, filed as exhibit 10.55 to the Issuer's Form 8-K as filed on January 29, 2001.


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